SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ENANTA PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29251M106

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29251M106	13G/A	Page 2 of 6 Pages

1.	Names of Reporting Persons Alan J. Dworsky
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ (See Instructions)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 366,116
	6.	Shared Voting Power 809,117
	7.	Sole Dispositive Power 366,116
	8.	Shared Dispositive Power 809,117
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,175,233
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 6.1%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29251M106	13G/A	Page 3 of 6 Pages

Item 1(a).	Name of Issuer

Enanta Pharmaceuticals, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

500 Arsenal Street, Watertown, MA 02472.

Item 2(a).	Name of Person Filing

Alan J. Dworsky

Item 2(b).	Address of Principal Business Offices or, if None, Residence

8 Mercer Circle, Cambridge, MA 02138

Item 2(c).	Citizenship

Mr. Dworsky is a United States citizen.

Item 2(d).	Title of Class of Securities

Common stock (“Common Stock”).

Item 2(e).	CUSIP Number

29251M106

Item 3.	If the statement is being filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is a:

Not Applicable

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under Section
3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:__________________________________________________________________________

CUSIP No. 29251M106	13G/A	Page 4 of 6 Pages

Item 4.	Ownership

(a)	Amount beneficially owned:

Mr. Dworsky beneficially owns an aggregate of 1,175,233 shares of Common Stock comprised of (i) 809,117 shares held by the Alan J. Dworsky 1988 Trust u/d/t dated January 6, 1988, as amended, of which Mr. Dworsky is a trustee and over which shares Mr. Dworsky has shared voting and dispositive power, (ii) 227,198 shares held by the Alan J. Dworsky Grandchildren’s Trusts u/d/t dated July 14, 1995, as amended, of which Mr. Dworsky is a trustee and over which shares Mr. Dworsky has sole voting and dispositive power, and (iii) 138,918 shares held by the Popplestone Foundation u/d/t dated August 15, 2000, of which Mr. Dworsky is a trustee and has sole voting and dispositive power.

(b)	Percent of class:

6.1%, based upon 19,126,006 shares of Common Stock outstanding as of December 1, 2017, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 366,116

(ii)	Shared power to vote or to direct the vote: 809,117

(iii)	Sole power to dispose or to direct the disposition of: 366,116

(iv)	Shared power to dispose or to direct the disposition of: 809,117

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

CUSIP No. 29251M106	13G/A	Page 5 of 6 Pages

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2018

/s/ Alan J. Dworsky

Alan J. Dworsky

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).